

COMMERZBANK

– Investor Relations –

Commerzbank interim results to June 30, 2007:

- **Continued record profits, driven by strong organic growth**
- **54% increase in operating profit to EUR 1.08 billion in the second quarter - significant rise in consolidated surplus to EUR 768 million**
- **Board of Managing Directors expects 2007 net RoE to be well ahead of 12% target**

Commerzbank continued to perform strongly in 2007. Organic growth and efficiency programs are being successfully implemented in all business lines, supported by a dynamic domestic economy. Operating profit of EUR 1.08 billion in the second quarter was more than 50% ahead of the previous year's level. The consolidated surplus rose to EUR 768 million (285 million).

The bank's results for the first half of 2007 were the best in its history. Operating profit rose by almost a fifth to EUR 1.98 billion and the consolidated surplus grew by a third to EUR 1.38 billion, which results in earnings per share of EUR 2.10. After-tax return on equity of 22.1% was the highest ever within a half year period. The cost/income ratio also continued at a good level of 53.9%.

Klaus-Peter Müller said: "We are growing organically, as a result of our own strength"

Chairman of the Board Klaus-Peter Müller was upbeat about the results: "We are very pleased with Commerzbank's performance in the first half of 2007. Almost all business lines contributed to the rise in profits. This proves that we continue to meet our combined objectives of keeping costs under control, whilst pursuing our organic growth programmes. As a result, we have been able to increase the number of retail customers by 250,000 since October 2006."

Net interest income of around EUR 1 billion in the second quarter was somewhat lower than in the previous quarter, despite satisfactory interest income from our client business. **Loan loss provisions** in our credit business, at EUR 151 million in the second quarter, were considerably lower than last year. Valuation allowances of EUR 311 million for the first six months are at half of the upper limit currently forecast for this year.

Net commission income in the second quarter continued to be encouraging, at EUR 758 million. This figure was 12% above the strong levels of the previous year, mostly due to the high earnings growth in the real estate business and our buoyant private securities business.

A sustainably positive impact resulted from the **trading profit** of EUR 381 million, the highest quarterly result in five years. The result in our **investments and securities portfolio** of EUR 262 million includes most of the profit from the sale of our British subsidiary Jupiter Asset Management at the end of June.

Commerzbank continues to keep costs firmly under control. **Operating expenses** remained flat in Q2 compared to last year. This was despite ongoing growth programmes in the operating business lines.

At EUR 638 billion, the **consolidated balance sheet** at mid-year was 5% higher than at the end of 2006. At the same time, the **core capital ratio** has improved to 6.9% and is therefore at the upper end of our target range of 6.5% - 7%.

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

Good performance of operating segments

The **Private and Business Customers** segment, which was expanded by the combination with our Asset Management business at the beginning of the year, saw a significant increase in operating profit to EUR 249 million in the first six months. This exceeded the previous year's figure by one-fifth, driven by the success of the growth programme in our branch business and comdirect bank, as well as the good performance in our asset management and securities businesses. The operating return on equity rose to around 20%.

The **Mittelstand** segment particularly benefited from the healthy German domestic economy as well as dynamic growth in Central and Eastern Europe. Along with double-digit growth in net commission income, net interest income rose by 15% in the first half of the year. The operating return on equity almost doubled from 18% to 35%, whilst keeping the cost/income ratio at only 48%.

The **Corporates & Markets** segment continued to be successful. The rise in profit was driven by a strong trading result and considerably higher net interest income in our business with large corporates. The six-month operating return on equity increased further to an excellent 35%.

Continued strong levels of new business at Eurohypo, lower loan loss provisions and real estate fund inflows have contributed to the good profit in the **Commercial Real Estate** segment. The operating return on equity reached 15%.

In the **Public Finance and Treasury** segment the profit of EUR 95 million for the first six month was significantly below that of the previous year. The operating return on equity decreased to 16%.

Commerzbank remains upbeat

Based on the good performance in the first half of the year and continued favourable overall economic conditions, Klaus-Peter Müller maintains an optimistic outlook for the business: "We will earn a full-year result above expectations, significantly exceeding our target return, which we have already raised to over 12%. With the implementation of growth programs in our operating business lines, we aim to increase market share in our buoyant domestic market, as well as seizing significant opportunities in selected growth markets. At the forefront of these are the Central and Eastern European markets."

The complete interim report is available online at
https://www.commerzbank.de/en/hauptnavigation/aktionaere/konzern_/unternehmensberichtserstattung.html.
Dr. Eric Strutz, CFO of Commerzbank, will be holding a teleconference for journalists at 10.30 a.m. on August 9 to explain further details regarding these figures. The corresponding presentation charts can be found at:https://www.commerzbank.de/de/hauptnavigation/aktionaere/vortrag/pr_070809.html

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com

COMMERZBANK

– Investor Relations –

Commerzbank Group: Consolidated income statement (in EUR million):

	H1 2007	H1 2006	Q2 2007	Q2 2006
Net interest income	2048	1891	1003	1060
Provision for possible loan losses	- 311	- 384	- 151	- 225
Net commission income	1605	1411	758	677
Trading profit	682	657	381	337
Earnings from the investments and securities portfolio	487	629	262	184
Other result	156	- 27	146	- 6
Operating expenses	2684	2517	1324	1327
Operating profit	**1983**	**1660**	**1075**	**700**
Taxes	550	329	283	146
After-tax profit	**1433**	**1117**	**792**	**340**
Consolidated surplus	**1377**	**1028**	**768**	**285**
Earnings per share in EUR	2.10	1.57		
Return on equity on the consolidated surplus[1)]	22.1%	18.2%		
Cost/income ratio in operating business	53.9%	55.2%		

[1)] extrapolated for the whole year

END

Responsibility: Commerzbank Aktiengesellschaft
Group Communication - IR -
60261 Frankfurt am Main

Tel. +49 (0) 69 1 36-2 22 55
Fax +49 (0) 69 1 36-2 94 92
E-mail: IR@commerzbank.com
Internet: http://www.commerzbank.com